SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 January, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Director/PDMR Shareholding - 3 January, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 January, 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Cambridge Antibody Technology Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities /director

John Aston

4. State whether notification relates to a person connected with a person discharging managerial responsibilities /director named in 3 and identify the connected person

As in 3. above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

As in 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 10 Pence Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited

8 State the nature of the transaction

Allotment and issue of new shares in the Company issued at the average mid market quotation as derived from the Daily Official List for the three business days preceding 30 December 2005 such shares having been acquired for the purpose of the Matching Share element of the Executive Incentive Plan.

9. Number of shares, debentures or financial instruments relating to shares acquired

3,816

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.976

14. Date and place of transaction

30 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

76,556

16. Date issuer informed of transaction

30 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

30 December 2005

18. Period during which or date on which it can be exercised

30 December 2008 to 29 December 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

11,448 Ordinary 10 Pence Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 pence per share under option

22. Total number of shares or debentures over which options held following notification

124,988 of which:

14,161 are options under the Company Share Option Plan

82,507are Restricted Shares under the Executive Incentive Plan

28,329 are Matching Shares under the Executive Incentive Plan

23. Any additional information

Generally speaking all shares under option are subject to performance conditions, details of which can be obtained from the office of the Company Secretary

24. Name of contact and telephone number for queries

Justin Hoskins 01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

Justin Hoskins, Company Secretary

Date of notification

30 December 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Cambridge Antibody Technology Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities /director

Peter Chambre

4. State whether notification relates to a person connected with a person discharging managerial responsibilities /director named in 3 and identify the connected person

As in 3. above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

As in 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 10 Pence Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited

8 State the nature of the transaction

Allotment and issue of new shares in the Company issued at the average mid market quotation as derived from the Daily Official List for the three business days preceding 30 December 2005 such shares having been acquired for the purpose of the Matching Share element of the Executive Incentive Plan.

9. Number of shares, debentures or financial instruments relating to shares acquired

2,150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.976

14. Date and place of transaction

30 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,592

16. Date issuer informed of transaction

30 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

30 December 2005

18. Period during which or date on which it can be exercised

30 December 2008 to 29 December 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

6,450 Ordinary 10 Pence Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 pence per share under option

22. Total number of shares or debentures over which options held following notification

387,522 of which:

191,969 are options under the Company Share Option Plan

145,021 are Restricted Shares under the Executive Incentive Plan

50,532 are Matching Shares under the Executive Incentive Plan

23. Any additional information

Generally speaking all shares under option are subject to performance conditions, details of which can be obtained from the office of the Company Secretary

24. Name of contact and telephone number for queries

Justin Hoskins 01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

Justin Hoskins, Company Secretary

Date of notification

30 December 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Cambridge Antibody Technology Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities /director

Alexander Duncan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities /director named in 3 and identify the connected person

As in 3. above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

As in 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 10 Pence Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited

8 State the nature of the transaction

Allotment and issue of new shares in the Company issued at the average mid market quotation as derived from the Daily Official List for the three business days preceding 30 December 2005 such shares having been acquired for the purpose of the Matching Share element of the Executive Incentive Plan.

9. Number of shares, debentures or financial instruments relating to shares acquired

716

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.976

14. Date and place of transaction

30 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,155

16. Date issuer informed of transaction

30 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

30 December 2005

18. Period during which or date on which it can be exercised

30 December 2008 to 29 December 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

2,148 Ordinary 10 Pence Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 pence per share under option

22. Total number of shares or debentures over which options held following notification

66,951 of which:

31,776 are options under the Company Share Option Plan

29,640 are Restricted Shares under the Executive Incentive Plan

5,535 are Matching Shares under the Executive Incentive Plan

23. Any additional information

Generally speaking all shares under option are subject to performance conditions, details of which can be obtained from the office of the Company Secretary

24. Name of contact and telephone number for queries

Justin Hoskins 01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

Justin Hoskins, Company Secretary

Date of notification

30 December 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Cambridge Antibody Technology Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii)

3. Name of person discharging managerial responsibilities /director

Lynn Lester

4. State whether notification relates to a person connected with a person discharging managerial responsibilities /director named in 3 and identify the connected person

As in 3. above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

As in 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary 10 Pence Shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Greenwood Nominees Limited

8 State the nature of the transaction

Allotment and issue of new shares in the Company issued at the average mid market quotation as derived from the Daily Official List for the three business days preceding 30 December 2005 such shares having been acquired for the purpose of the Matching Share element of the Executive Incentive Plan.

9. Number of shares, debentures or financial instruments relating to shares acquired

286

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0005%

11. Number of shares, debentures or financial instruments relating to shares disposed

NIL

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.976

14. Date and place of transaction

30 December 2005

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,710

16. Date issuer informed of transaction

30 December 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

30 December 2005

18. Period during which or date on which it can be exercised

30 December 2008 to 29 December 2011

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Ordinary 10 Pence Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

10 pence per share under option

22. Total number of shares or debentures over which options held following notification

25,764 of which:

12,361 are options under the Company Share Option Plan

10,421 are Restricted Shares under the Executive Incentive Plan

2,982 are Matching Shares under the Executive Incentive Plan

23. Any additional information

Generally speaking all shares under option are subject to performance conditions, details of which can be obtained from the office of the Company Secretary

24. Name of contact and telephone number for queries

Justin Hoskins 01223 898589

Name and signature of duly authorised officer of issuer responsible for making notification

Justin Hoskins, Company Secretary

Date of notification

30 December 2005